Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	Frank Grillo, President and CEO

To:	All Eligible Employees

Date:	November 7, 2018

Subject:	LAUNCH OF AIRXPANDER’S STOCK OPTION EXCHANGE PROGRAM

Today, we are launching a stock option exchange offer that will allow you to exchange certain out-of-the-money stock options for new stock options. This offer is briefly described here, and in greater detail in the Offer to Exchange and the Election Form which are attached to this email. Please take time to review these materials carefully and consult other resources described below, before you take the actions that are right for you.

Brief Description of the Offer. Under this voluntary, one-time stock option exchange offer (the “Offer”) eligible employees of AirXpanders will have the opportunity to exchange eligible options for new options on a one for one basis at an exercise price equal to the closing price the day after on the date the Offer expires, subject to a new vesting schedule and term. You are an eligible employee if you are an employee of AirXpanders in the United States, and if you hold eligible options, throughout the Offer period. Members of our board of directors, including me, are not eligible employees.

Options eligible for the Offer include only those that were granted under our 2015 Stock Option Incentive Plan, and are outstanding and unexercised on the date the Offer expires (the “eligible options”). If you elect to exchange your eligible options, you will receive a new option in an amount equal to the number of options exchanged.

If your exchanged options were incentive stock options, your new options will be incentive stock options (unless federal tax rules limit this characterization), and if your exchanged options were nonstatutory stock options, your new options will be nonstatutory stock options. All new options will have an exercise price per share equal to the closing price of a share of our common stock the day after the Offer expires.

The Offer is currently scheduled to expire on December 6, 2018, at 9:00 p.m., Pacific Time. We will grant new options on December 7, 2018, and all new options will be unvested when granted. The new vesting schedule provides that (i) 25% of the new option will vest on the one year anniversary of the new option grant date and (ii) 1/48th of the new option shall vest monthly over the remaining thirty-six months. Vesting will be conditioned on your continued service. The maximum term for the new options will be 10 years.

More Information and Resources. We have prepared a number of resources to help you understand the terms and conditions of the Offer. These include the Offer to Exchange and an election form, together with its associated instructions. Each of these documents is attached to this email.

In addition, you will receive a personal statement for each eligible option grant you hold, including the grant date and the per share exercise price; whether the grant is an incentive stock option or nonstatutory stock option; the number shares of our common stock subject to the grant as of November 7, 2018 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs prior to such date); the number of shares subject to the new option grant you would receive in exchange; and the vesting schedule of the new option grant.

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It is important that you carefully review the Offer to Exchange, the Election Form and other information so you can make an informed decision on the Offer. You should also consult with your personal financial, legal and/or tax advisers to weigh the benefits and risks involved in participating in the Offer. If, after you’ve read this message and accompanying materials, you still have questions, please contact myself or Scott Murcray by email or by phone.

Participation in the Offer is completely voluntary. If you do nothing, you will be making a decision not to participate in the Offer and you will not receive any new options pursuant to the Offer. Your existing options will remain outstanding until they are exercised or cancelled or expire by their terms, and you will retain their current exercise price, vesting schedule, and other terms.

If you want to participate in the Offer, we must receive your election electronically via electronic mail at optionexchange@airxpanders.com no later than 9:00 p.m., Pacific Time, on December 6, 2018 (unless the offering period is extended).

This is an important step to enabling you to benefit from your equity compensation. AirXpanders does not make any recommendation as to whether you should participate in the Offer. You are important to AirXpanders and we appreciate all of your contributions.

Best, Frank Grillo

Attachments:

Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Election Form